UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13A-16 or 15D-16 of
                      the Securities Exchange Act of 1934


                                NOVEMBER 30, 2005

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                                     TDC A/S
             (Exact name of registrant as specified in its charter)


                  NOERREGADE 21, 0900 COPENHAGEN C, DK-DENMARK
                    (Address of principal executive offices)


                                    001-12998
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


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TDC DIRECTORIES

TDC DIRECTORIES SALE COMPLETED

TDC has today completed the sale of TDC Directories to European Directories S.A., a consortium led by Macquarie Capital Alliance Group and the holding company owning European Directories, the former YBR Group.

The total consideration is DKK 4.85bn on a cash and debt free basis. The cash proceeds from the sale amount to approximately DKK 5.0bn including cash in the company. The transaction is expected to have a one-off positive impact of approximately DKK 3.7bn after tax, which will be included in the 4Q 2005 statement of income under one-time items related to discontinued activities.

Net income from TDC Directories for the period January 1, 2005 - November 30, 2005 will be included in TDC's statement of income for 2005 as a discontinued activity.

For further information please contact TDC Investor Relations at +45 3343 7680.

TDC A/S
Noerregade 21,
0900 Copenhagen C
DK-Denmark
www.tdc.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                       TDC A/S
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                                                     (Registrant)

   NOVEMBER 30, 2005                              /s/ OLE SOEBERG
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        (Date)                                       Ole Soeberg
                                       Senior Vice President, Investor Relations